AN2 Therapeutics, Inc.

1300 El Camino Real, Suite 100

Menlo Park, California 94025

April 16, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	AN2 Therapeutics, Inc.

Registration Statement on Form S-3

Filed April 9, 2026

File No. 333-294956

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-294956) (the “Registration Statement”) of AN2 Therapeutics, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on April 20, 2026, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Richard Kim at (650) 470-4980.

Thank you for your assistance in this matter.

Very truly yours,

AN2 THERAPEUTICS, INC.

By:	/s/ Joshua Eizen
Joshua Eizen
Chief Legal Officer and Chief Operating Officer

cc:	Eric Easom, AN2 Therapeutics, Inc.

Kathleen M. Wells, Latham & Watkins LLP

Richard Kim, Latham & Watkins LLP